Russell Investment Company
                                  909 A Street
                                Tacoma, WA 98402


July 24, 2007

Via EDGAR

Kimberly Browning, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Russell  Investment  Company  (CIK  No.  0000351601,   File  Nos.  2-71299,
     811-3153) Withdrawal of Post-Effective Amendments to Registration Statement on Form N-1A

Dear Ms. Browning:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Russell Investment Company (the "Trust"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A:

     o Post-Effective Amendment No. 84, which was previously filed as of August 24, 2006 (Accession No. 0001193125-06-178640, EDGAR Type:
          485APOS);
     o    Post-Effective  Amendment  No. 85,  which was  previously  filed as of
          November  3, 2006  (Accession  No.  0000945621-06-000067,  EDGAR Type:
          485BXT);
     o    Post-Effective  Amendment  No. 87,  which was  previously  filed as of
          December  5, 2006  (Accession  No.  0000945621-06-000071,  EDGAR Type:
          485BXT);
     o    Post-Effective  Amendment  No. 88,  which was  previously  filed as of
          December  8, 2006  (Accession  No.  0001193125-06-248807,  EDGAR Type:
          485APOS);
     o    Post-Effective  Amendment  No. 92,  which was  previously  filed as of
          February  5, 2007  (Accession  No.  0000945621-07-000012,  EDGAR Type:
          485BXT);
     o Post-Effective Amendment No. 97, which was previously filed as of March 5, 2007 (Accession No. 0000945621-07-000026, EDGAR Type:
          485BXT);
     o Post-Effective Amendment No. 98, which was previously filed as of April 3, 2007 (Accession No. 0000945621-07-000028, EDGAR Type:
          485BXT);
     o Post-Effective Amendment No. 99, which was previously filed as of May 2, 2007 (Accession No. 0000945621-07-000044, EDGAR Type: 485BXT);
     o Post-Effective Amendment No. 100, which was previously filed as of May 30, 2007 (Accession No. 0000945621-07-000052, EDGAR Type: 485BXT); and
     o Post-Effective Amendment No. 101, which was previously filed as of June 27, 2007 (Accession No. 0000945621-07-000059, EDGAR Type: 485BXT)

(together, the "Post-Effective Amendments").

No securities were sold in connection with the Post-Effective Amendments.

The Trust requests withdrawal of the Post-Effective Amendments because they have been superseded by a subsequent filing.

Please forward a copy of the order consenting to the withdrawal of the Post-Effective Amendments to the undersigned at Russell Investment Company, 909 A Street, Tacoma, Washington 98402.


Sincerely,

Russell Investment Company


By:      /s/ Mary Beth Rhoden
         Mary Beth Rhoden